SWINGVISION INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2024

TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: SwingVision, Inc. Management

We have reviewed the accompanying financial statements of SwingVision, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
August 7, 2025

SWINGVISION INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & cash equivalents	$	1,632,858	3,167,541
Accounts Receivable		36,548	13,996
Inventory		578,617	475,833
Other Current Assets		182,498	108,593
Total Current Assets		2,430,521	3,765,964
Non-Current Assets:			
Fixed Assets - Net	$	11,764	11,553
Intangible Assets - Net		218,110	235,444
ROU Asset - Operating Lease		16,359	-
Other Noncurrent Assets		22,150	22,150
Total Non-Current Assets		268,383	269,147
TOTAL ASSETS	$	2,698,904	4,035,111
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	44,408	23,460
Credit Cards		16,575	17,500
Accrued Expenses		79,156	119,787
Unearned Revenue		1,741,617	680,982
Short-Term Lease Liability - Operating Lease		9,927	-
Other Current Liabilities		6,517	2,739
Total Current Liabilities	$	1,898,201	844,467
Non-Current Liabilities:			
Long-Term Lease Liability - Operating Lease	$	6,752	-
Total Non-Current Liabilities	$	6,752	-
TOTAL LIABILITIES		1,904,953	844,467
EQUITY			
Common Stock - $0.00001 par value	$	123	123
Preferred Stock - $0.00001 par value		88	88
Additional Paid-in Capital		9,463,141	9,462,394
Retained Earnings		(10,195,328)	(6,271,961)
SAFE		1,525,928	-
TOTAL EQUITY	$	793,952	3,190,643
TOTAL LIABILITIES AND EQUITY	$	2,698,904	4,035,111

See Accompanying Notes to these Unaudited Financial Statements

SWINGVISION INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Software Revenue	$	2,746,593	2,455,089
Cost of Goods Sold		(1,322,961)	(790,037)
Gross Profit	$	1,423,632	1,665,052
Operating Expenses			
General & Administrative	$	416,417	345,213
Employee Related		2,646,987	2,340,619
IT Expense		169,542	141,860
Research & Development		80,898	116,837
Professional Fees		578,155	675,975
Sales & Marketing		1,502,993	990,144
Operating Lease Expense		8,530	-
Depreciation		2,975	1,750
Amortization		17,333	17,333
Taxes		4,680	479
Total Operating Expenses		**5,428,512**	**4,630,210**
Total Loss from Operations	$	**(4,004,880)**	**(2,965,158)**
Other Income (Expense)			
Other Income/Expense	$	74,818	2,015
Total Other Income (Expense)		**74,818**	**2,015**
Net Income (Loss)	$	**(3,930,062)**	**(2,963,145)**

See Accompanying Notes to these Unaudited Financial Statements

SWINGVISION INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		SAFE	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/23	12,292,633	123	-	-	3,969,210	8,338	(3,308,816)	668,854
Issuance of Preferred Stock	-	-	-	-	-	-	-	-
Series A-1 Preferred (PA1)	-	-	3,697,123	37	-	-	-	37
Series A-2 Preferred (PA2)	-	-	337,641	3	-	-	-	3
Series A-3 Preferred (PA3)	-	-	778,571	8	-	-	-	8
Series A-4 Preferred (PA4)	-	-	1,253,087	13	-	-	-	13
Series A-5 Preferred (PA5)	-	-	2,690,220	27	-	-	-	27
SAFE	-	-	-	-	60,000	-	-	60,000
SAFEs Cancellation & Conversion	-	-	-	-	(4,029,210)	-	-	(4,029,210)
Issuance of Options and RSU's	-	-	-	-	-	2,501	-	2,501
Additional Paid in Capital	-	-	-	-	-	9,451,555	-	9,451,555
Net income (loss)	-	-	-	-	-	-	(2,963,144)	(2,963,145)
Ending balance at 12/31/23	12,292,633	123	8,756,642	88	-	9,462,394	(6,271,961)	3,190,643
Prior period adjustment							6,695	6,695
Issuance of Common Stock	30,898	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	747	-	747
SAFE	-	-	-	-	1,525,928	-	-	1,525,928
Net income (loss)	-	-	-	-	-	-	(3,930,062)	(3,930,062)
Ending balance at 12/31/24	12,323,531	123	8,756,642	88	1,525,928	9,463,141	(10,195,328)	793,952

See Accompanying Notes to these Unaudited Financial Statements

SWINGVISION INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(3,930,062)	(2,963,145)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Inventory		(102,784)	(398,449)
Depreciation and Amortization		20,308	19,084
Accounts Receivable		(22,552)	(13,996)
Other Current Assets		(73,905)	(91,759)
Other Noncurrent Assets		-	(10,000)
Accounts Payable		20,948	(186,540)
Credit Cards		(925)	17,060
Accrued Expenses		(40,631)	59,739
Unearned Revenue		1,060,635	188,659
Other Current Liabilities		3,778	2,200
ROU Asset - Operating Lease		(16,359)	-
Short-Term Lease Liability - Operating Lease		9,927	-
Long-Term Lease Liability - Operating Lease		6,752	-
Prior period adjustment		6,695	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		871,889	(414,003)
Net Cash used in Operating Activities	$	(3,058,173)	(3,377,148)
INVESTING ACTIVITIES			
Fixed Assets	$	(3,186)	(13,303)
Net Cash used in Investing Activities	$	(3,186)	(13,303)
FINANCING ACTIVITIES			
Convertible Notes	$	-	(100,000)
Accrued Interest on Convertible Notes		-	(10,000)
Issuance of Stocks		-	9,454,144
SAFE		1,525,928	(3,969,210)
Additional Paid-in Capital		747	-
Net Cash provided by Financing Activities	$	1,526,675	5,374,934
Cash at the beginning of period		3,167,541	1,183,058
Net Cash increase (decrease) for period	$	(1,534,685)	1,984,483
Cash at end of period	$	1,632,858	3,167,541

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	479

Supplemental Disclosures of Non-Cash Investing and Financing Activities

No significant non-cash investing and financing activities.

See Accompanying Notes to these Unaudited Financial Statements

SwingVision, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SwingVision, Inc., formerly known as Mangolytics, Inc. was established in Delaware on June 16, 2015, SwingVision is headquartered in Saratoga, California, and operates within the amateur sports technology sector. The company underwent a name change on March 16, 2023 from Mangolytics, Inc. to SwingVision, Inc. The company offers a consumer SaaS platform driven by advanced AI technology, delivering professional-quality statistics, highlights, and officiating tools to amateur athletes globally.

With a clientele spanning across various countries, SwingVision demonstrates its global reach and appeal to amateur athletes worldwide. The company's primary goal is to democratize the sports experience, striving to provide athletes at all levels with access to elite-level resources and tools.

At the core of SwingVision's portfolio is its consumer mobile and web application, tailored specifically for racket sports enthusiasts. This application offers automated statistical analysis, highlight generation, and officiating assistance, meeting the unique needs of amateur athletes in this niche. SwingVision's revenue model revolves around a recurring consumer subscription service, offering customers the flexibility to choose between monthly or annual payment plans.

Through its innovative technology and unwavering commitment to enhancing the sports experience for amateurs, SwingVision aims to establish itself as a leader in the sports technology industry, redefining how athletes engage with their performance on the court.

In 2025, SwingVision plans to launch a crowdfunding campaign under Regulation CF to raise essential operating capital. This initiative is designed to support the company's growth trajectory and further enhance its offerings.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) consecutive years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,632,858 and $3,167,541 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Total accounts receivable balances amounted to $13,996 and $36,548 as of December 31, 2023 and December 31, 2024, respectively.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Inventory

Inventory primarily consists of units of their Swing Stick hardware product, the essential tool for customers to capture footage on the tennis court which the customers have the option to acquire either as a standalone purchase or bundled with software through one of the company's subscription options. The company's inventory is valued at the lower of cost or net realizable value, utilizing the first-in, first-out method. The Company had an inventory of $578,617 and $475,833 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computers & Equipment	5	10,843	7,657
Furniture & Fixtures	7	5,647	5,647
Less Accumulated Depreciation	-	(4,725)	(1,750)
Totals		**11,764**	**11,553**

Intangible Assets (Patents)

The Company is required to follow the guidelines set forth by Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, for the accounting treatment of patent costs incurred during development and acquisition. ASC 350 necessitates the capitalization of qualifying patent costs, which are composed of expenses accrued during the patent development phase, and subsequent amortization of these costs on a straight-line basis over the anticipated useful life of the respective patent.

Expenses associated with preliminary patent activities and post-acquisition activities are recognized as incurred. Patents developed for internal use are amortized on a straight-line basis over their estimated useful life, which is determined to be 15 years.

A summary of the Company's Patents is below.

Property Type	Useful Life in Years	2024	2023
Patents	15	260,000	260,000
Less Accumulated Amortization	-	(41,889)	(24,556)
Totals		**218,110**	**235,444**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by offering a consumer mobile and web app tailored for amateur athletes in racket sports, providing automated stats, highlights, and officiating services. Payments are typically collected upfront from customers subscribing either monthly or annually. The primary performance obligation is granting access to the app and its products & services throughout the subscription term. Revenue recognition occurs at the time of subscription purchase, adjusted for estimated returns.

The company deferred revenue of $680,982 and $1,741,617 for the years ended 2023 and 2024, respectively, attributed to prepaid subscriptions with remaining performance obligations. These subscriptions include monthly or annual recurring plans sold to individual tennis players, and annual subscriptions sold to college teams.

Cost of Goods Sold
Cost of Revenue is primarily expenses related to freight out, hardware, software, and merchant fees. These costs represent the direct expenditures associated with delivering the company's products and services to customers.

Sales and Marketing
These are costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative
General and administrative expenses consist of various operational costs essential for business management and administration primarily consisting of rent for facilities, insurance, office expenses, licenses and fees,utilities, travel including air travel and lodging and other miscellaneous expenses.

Professional Fees
Professional fees are expenses incurred for various professional services essential for business operations. These include fees for engineering, product design, finance, accounting, legal services, as well as management consulting and strategy.

Research and Development
Research and Development consists of expenditures incurred towards advancing the company's products and services through innovation and improvement. This includes activities focused on refining accuracy in areas such as stats tracking, line calling, and AI platform development. Additionally, resources are directed towards expanding backend infrastructure to ensure faster and more reliable customer experiences, as well as the creation of enterprise-grade features tailored for specific industries, such as sports organizations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management sought the validation by independent fair value experts since in 2023, the Company completed its 409A valuation. The valuation issued on June 27, 2024, determined the fair value of the Company's shares to be $0.42 per share, serving as the basis for recognizing compensation expense for options and RSUs.

The company granted 402,000 options and RSUs to its employees as of 2024 in accordance with its 2015 Equity Incentive Plan.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	-	-
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	(2,809)
Other Temporary Differences	-	(93,280)
Gross Deferred Tax Asset	**-**	**(96,088)**
Less: Valuation Allowance	-	96,088
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carry forwards of approximately $3,973,688. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in 20 years. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	-	(96,088)
Valuation Allowance	-	96,088
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2024		2023	
	Amount ($)	% of Pretax Loss	Amount ($)	% of Pretax Loss
Income tax benefit at U.S. Statutory Rate (21%)	$0.00		(96,088)	
State taxes, net of federal benefit				
Permanent differences				
Change in Valuation Allowance			96,088	
Other				
Total Income Tax Expense (benefit)	-	0.00%	-	0.00%

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

- Key highlights for ASU 2023-09 compliance:
- Expanded rate reconciliation in both dollar and percent format with standardized line items.
- Tabular disclosure of income taxes paid by jurisdiction.
- Enhanced explanations for valuation allowances and material reconciling items.
- Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for operating leases shown below.

Lease Name	Asset Type	Start Date	End Date	Term	Discount %	Classification
DCC 1762561	Equipment	10/27/2022	09/27/2025	36	3.96%	Operating Lease
DCC 1747413	Equipment	08/12/2022	07/12/2025	36	2.84%	Operating Lease
DLL 50626488	Equipment	08/30/2024	07/31/2028	48	3.91%	Operating Lease
DLL 50625511	Equipment	08/09/2024	07/09/2026	24	3.94%	Operating Lease
CIT 1765884	Equipment	10/31/2022	09/30/2025	36	4.10%	Operating Lease
CIT 1789353	Equipment	02/21/2023	01/21/2026	36	3.95%	Operating Lease
FCB 1855803	Equipment	01/04/2024	12/04/2026	36	3.99%	Operating Lease

Lease expense	Year Ending 2024-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	8,530
Variable lease expense	-
Total	8,530

Other Information	
Operating cash flows from operating leases	7,697
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	1.82
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.93%

Maturity Analysis		Operating
	2025-12	10,375.00
	2026-12	6,094.82
	2027-12	506.76
	2028-12	295.61
Thereafter		-
Total undiscounted cash flows		17,272
Less: present value discount		(594)
Total lease liabilities		16,679

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debts and liabilities as of December 31, 2024 and December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 24,668,370 of common shares with a par value of $0.00001 per share. 12,292,633 shares and 12,323,531 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 8,756,642 of preferred shares with a par value of $0.00001 per share. All 8,756,642 shares were issued and outstanding as of 2023 as a result of the conversion of SAFEs and the Convertible Notes.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Simple Agreements for Future Equity (SAFE)

During the periods 2019 to 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. Among these agreements, four dated back to 2019 were initially structured as convertible notes signed in 2018. However, in 2021, these four convertible notes were canceled and replaced by SAFEs.

The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15-20% discount.

Prior to conversion, the company had a total of $4,029,210 in SAFEs in 2023 with valuation caps ranging from $5M – 22.5M. As of December 31, 2023, all of these were converted except for a $60,000 which was canceled.

During the period 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The Company had SAFE balance of $1,525,928 as of December 31, 2024,

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 7, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through July 30, 2025, and has determined that there were no material changes to the expected collectibility of accounts receivable as of the balance sheet date.